                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Chase Manhattan Capitla, LLC ("CMC, LLC") (FN J)
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   (Last)               (First)                 (Middle)

c/o Chase Capital Partners
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                                    (Street)

380 Madison Avenue, 12th Floor
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   (City)               (State)                 (Zip)

New York,           New York                   10017
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2. Date of Event Requiring Statement (Month/Day/Year)

1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

The Pantry, Inc. ("PTRY")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

06/08/99
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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
   Common Stock                          1,073,692                   D
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   Common Stock                            268,413                   I                    (FN 2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, Chase Manhattan Capital, LLC ("CMC, LLC") became the successor to Chase Manhattan Capital, LP ("CMC, LP"), (ii) Chase Manhattan Capital Corporation ("CMCC") became the managing member of CMC, LLC and (iii) Chase Capital Partners ("CCP") became the manager, by delegation, of CMC, LLC pursuant to a master advisory agreement with CMCC. The internal reorganization changed CMC, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The amount shown in the first row of Table I represents the beneficial ownership of the Issuer's securities by CMC, LLC. The amount shown in the second row of Table I represents the beneficial ownership of the Issuer's securities by Baseball Partners, which may be deemed to be attributable to CMC, LLC because Baseball Partners and CMC, LLC are parties to a Stockholders Agreement containing provisions regarding the voting, acquisition, and disposition of such securities, including Baseball's grant to CMC, LLC of a proxy to vote such securities and restrictions on Baseball's ability to transfer such securities. CMC, LLC disclaims any beneficial ownership interest in the securities owned by Baseball Partners that may be attributable to CMC, LLC, as a result of such provisions.

               Chase Manhattan Capital, LLC
               ** Signature of Reporting Person

               By: Chase Capital Partners, as Manager

               By: /s/
                  ----------------------------------------

               Title:
                          ------------- of Chase Capital Partners'     2/  /2000
                                                                       ---------
                                                                       Date

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

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                                                                                Title of
                                                                              Derivative
                                    Date of                      Title and  Securities and    Ownership      Nature of     Disclaims
Name and Address    Designated       Event      Issuer Name,     Amount of     Title and        Form:        Indirect      Pecuniary
  of Reporting       Reporter1     Requiring       Ticker        Security      Amount of    Direct (D) or   Beneficial      Interest
     Person                        Statement  or Trading Symbol               Securities    Indirect (I)     Ownership
                                                                              Underlying
                                                                              Derivative
                                                                              Securities

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
John R. Baron          Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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Mitchell J. Blutt      Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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Chris C. Behrens       Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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Arnold L. Chavkin      Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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Eric Green             Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                  Yes
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY 100
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Michael R. Hannon      Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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Donald J. Hofmann      Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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


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
Stephen P. Murray      Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See                   No
c/o Chase            Manhattan       2000         ("PTRY")       I and (FN                                Explanatory
Capital Partners   Capital, LLC                                     2)                                    Note 2 below
380 Madison
Avenue 12th Floor
New York, NY
10017
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John M.B.              Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory        No
O'Connor             Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
C/o Chase          Capital, LLC                                     2)
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
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Susan L. Segal         Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory       Yes
c/o Chase Capital    Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
Partners           Capital, LLC                                     2)
380 Madison
Avenue
12th Floor
New York, NY
10017
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Shahan D.              Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory        No
Soghikian            Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
c/o Chase          Capital, LLC                                     2)
Capital
Partners
50 California
Street, Suite
2940
San Francisco,
CA 94111
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Jeffrey C. Walker      Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory        No
c/o Chase            Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
Capital Partners   Capital, LLC                                     2)
380 Madison
Avenue 12th Floor
New York, NY
10017
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Timothy J. Walsh       Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory        No
c/o Chase            Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
Capital Partners   Capital, LLC                                     2)
380 Madison
Avenue
 12th Floor
New York, NY
10017
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Richard D. Waters      Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory       Yes
c/o Chase            Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
Capital Partners   Capital, LLC                                     2)
380 Madison
Avenue 12th Floor
New York, NY
10017
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Damion E. Wicker       Chase      January 1,  The Pantry, Inc.  See Table        N/A             I       See Explanatory        No
c/o Chase            Manhattan       2000         ("PTRY")      I and (FN                                Note 2 below
Capital Partners   Capital, LLC                                     2)
380 Madison
Avenue 12th Floor
New York, NY
10017
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


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
CCP European           Chase      January 1,  The Pantry, Inc.   See Table        N/A             I       See Explanatory        No
Principals, LLC      Manhattan       2000         ("PTRY")       I and (FN                                Note 2 below
c/o Chase          Capital, LLC                                      2)
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
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CCP Principals,        Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
LLC c/o Chase        Manhattan       2000         ("PTRY")      Table I                                  Note 2 below
Capital Partners   Capital, LLC                                 and (FN
380 Madison                                                        2)
Avenue 12th Floor
New York, NY
10017
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Chase Capital          Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
Corporation          Manhattan       2000         ("PTRY")      Table I                                  Note 2 below
(f/k/a Chemical    Capital, LLC                                 and (FN
Capital                                                            2)
Corporation)
c/o Chase
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
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The Chase              Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
Manhattan            Manhattan       2000         ("PTRY")      Table I                                  Note 3 below
Corporation        Capital, LLC                                 and (FN
270 Park Avenue                                                    2)
35th Floor
New York, NY
10017
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Chase Capital          Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
Partners             Manhattan       2000         ("PTRY")      Table I                                  Note 4 below
380 Madison        Capital, LLC                                 and (FN
Avenue 12th Floor                                                  2)
New York, NY
10017
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David L. Ferguson      Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
c/o Chase            Manhattan       2000         ("PTRY")      Table I                                  Note 5 below
Capital Partners   Capital, LLC                                 and (FN
380 Madison                                                        2)
Avenue
12th Floor
New York, NY
10017
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I. Robert Greene       Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
c/o Flatiron         Manhattan       2000         ("PTRY")      Table I                                  Note 6 below
Partners           Capital, LLC                                 and (FN
257 Park Avenue                                                    2)
South 12th Floor
New York, NY
10010
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Brian J. Richmand      Chase      January 1,  The Pantry, Inc.  See             N/A              I       See Explanatory        No
c/o Chase            Manhattan       2000         ("PTRY")      Table I                                  Note 7 below
Capital Partners   Capital, LLC                                 and (FN
380 Madison                                                        2)
Avenue
12th Floor
New York, NY
10017
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


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
Jonas Steinmann        Chase      January 1,  The Pantry, Inc.   See              N/A             I       See Explanatory       No
c/o Chase            Manhattan       2000         ("PTRY")       Table I                                  Note 8 below
Capital Partners   Capital, LLC                                  and (FN
380 Madison                                                         2)
Avenue 12th Floor
New York, NY
10017
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

Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all reporting persons, each of whom has authorized it to do so.

2) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the manager, by delegation, of CMC, LLC, pursuant to an advisory agreement with Chase Manhattan Capital Corporation. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CMC, LLC.

3) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole stockholder of Chase Capital Corporation, a general partner of CCP, the manager, by delegation, of CMC, LLC. The actual pro rata portion of such beneficial ownership that may be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CMC, LLC.

4) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because it is the manager, by delegation, of CMC, LLC pursuant to an advisory agreement with Chase Manhattan Capital Corporation. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

5) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until June 1, 1997. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CMC, LLC.

6) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until May 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CMC, LLC.

7) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until December 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CMC, LLC.

8) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until July 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CMC, LLC.